                                                             Exhibit 99.8


                            [HEALTH CARE REIT LOGO]


FOR IMMEDIATE RELEASE

                                               FEBRUARY 5, 1997
                                               FOR MORE INFORMATION CONTACT:
                                               ERIN IBELE - (419) 247-2800
                                               ED LANGE - (419) 247-2800

                 HEALTH CARE REIT, INC. ANNOUNCES FOURTH QUARTER
                            AND YEAR END 1996 RESULTS

         1996 YEAR END RESULTS            1996 YEAR END HIGHLIGHTS
         ---------------------            ------------------------

         - $54,402,000 Gross Income       - 47% shareholder return
         - $2.15 per share FFO            - 45% asset growth
         - $2.63 per share CAD            - 162% growth in operating leases
         - $2.08 per share Dividends      - $230 million gross investments
                                          - $440 million market capitalization

Toledo, Ohio, February 5, 1997 ........HEALTH CARE REIT, INC. (NYSE/HCN) today announced record funds from operations of $2.15 per share for 1996. Total revenues increased 24 percent for the fourth quarter and 22 percent for the year ended 1996. Management noted that increased level of revenues and strong operating results were attributable to the company's execution of its strategy of providing growth capital to emerging health care operators and continued emphasis on customer service.

For the three months ended December 31, 1996 net income totaled $9,046,000, or $0.55 per share, on revenue of $14,818,000 as compared with net income of $786,000, or $0.06 per share, on revenue of $11,978,000 for the three months ended December 31, 1995. Funds from operations (FFO) for the fourth quarter of 1996, totaled $9,143,000, or $0.56 per share as compared with FFO of $(175,000), or ($0.01) per share, for the fourth quarter of 1995.

For the year ended December 31, 1996, net income totaled $30,676,000, or $2.18 per share, on revenue of $54,402,000 as compared with net income of $13,635,000, or $1.16 per share, on revenue of $44,596,000 for the year ended 1995. FFO for the year ended 1996 was $30,296,000, or $2.15 per share, compared with FFO of $11,132,000, or $0.95 per share, for the year ended 1995.

For the year ended December 31, 1996, cash flows from operating activities available for distribution (CAD) totaled $37,075,000, or $2.63 per share, as compared with CAD of $27,938,000, or $2.39 per share, for the comparable period of 1995.

FFO is the generally accepted measure of performance for real estate investment trusts. Effective January 1996, the company adopted the definition of FFO prescribed by the National Association of Real Estate Investment Trusts. The corresponding amount of FFO for the fourth quarter and year ended 1996 has been restated to reflect the new definition.

The company's results for 1995 were negatively influenced by nonrecurring charges, primarily related to a $4,800,000 provision for losses and a $5,794,000 charge for the settlement of the management contract, an expense associated with the merger of the company's advisor into the company.

Investment activity for the three and twelve month periods ended December 31, 1996, totaled $78,554,000 and $230,051,000, respectively.

During 1996 the company generated net proceeds from its capital activities of approximately $162,112,000.

     - In April 1996, the company issued Senior Secured Notes in the aggregate principal amount of $30,000,000 which mature in 2001 and 2003 and have a weighted average interest rate of 7.18%

     - In May 1996, the company completed the sale of 2,322,200 shares of common stock at a price of $22.00 per share, which generated net proceeds of $48,103,000.

     - In September 1996, the company completed the sale of 1,587,800 shares of common stock at a price of $22.00 per share, which generated net proceeds of $34,111,000.

     - In December 1996, the company completed the sale of 2,200,000 shares of common stock at a price of $23.875 per share, which generated net proceeds of $49,898,000.

"We are pleased with our results for the quarter and the year," stated George L. Chapman, Chairman and Chief Executive Officer of Health Care REIT, Inc. "The success of our stated growth strategy is supported by consistent quarterly performance throughout 1996. Our relationship approach to investing generated $230 million of new investments in 1996 and has produced commitments of $236 million, which we expect to fund during the next 12 to 18 months."

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust, which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. The company has investments in 137 health care facilities in 28 states and has total assets of approximately $520 million.

This document contains "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in the future to differ materially from expected results. These risks and uncertainties include, among others, competition in the financing of health care facilities, the availability of capital, and regulatory and other changes in the health care sector, as described in the company's filings with the Securities and Exchange Commission.

                           FINANCIAL SCHEDULES FOLLOW



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                             HEALTH CARE REIT, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                            DECEMBER 31
                                                         1996          1995
                                                     ------------   ------------
ASSETS
Real estate related investments:
     Loans receivable                                $358,182,032   $291,998,722
     Operating-lease properties                       153,622,844     58,628,509
     Direct financing leases                           10,876,071     11,246,492
                                                     ------------   ------------
                                                      522,680,947    361,873,723
     Less allowance for losses                          9,786,940      9,950,000
                                                     ------------   ------------
Net real estate related investments                   512,894,007    351,923,723

Other Assets:
     Deferred loan expenses                             1,431,537      1,747,537
     Cash and cash equivalents                            581,390        860,350
     Investment securities available for sale             768,451        845,297
     Receivables and other assets                       4,155,812      2,715,146
                                                     ------------   ------------
                                                        6,937,190      6,168,330
                                                     ------------   ------------
Total assets                                         $519,831,197   $358,092,053
                                                     ============   ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
     Borrowings under line of credit arrangements    $ 92,125,000   $106,700,000
     Senior notes                                      82,000,000     52,000,000
     Other long-term obligations                       10,270,011      4,059,639
     Accrued expenses and other liabilities             9,900,045      7,734,618
                                                     ------------   ------------
Total liabilities                                     194,295,056    170,494,257

Shareholders' equity:
     Preferred Stock, $1.00 par value:
         Authorized - 10,000,000 shares
         Issued and outstanding - None
     Common Stock, $1.00 par value:
         Authorized - 40,000,000 shares
         Issued and outstanding - 18,320,291
              shares in 1996 and 12,034,196
              shares in 1995                           18,320,291     12,034,196
     Capital in excess of par value                   298,280,949    168,800,194
     Undistributed net income                           8,166,450      5,918,109
     Unrealized gains on investment
         securities available for sale                    768,451        845,297
                                                     ------------   ------------
Total shareholders' equity                            325,536,141    187,597,796
                                                     ------------   ------------
Total liabilities and shareholders' equity           $519,831,197   $358,092,053
                                                     ============   ============

                             HEALTH CARE REIT, INC.

                        CONSOLIDATED STATEMENTS OF INCOME

                                            THREE MONTHS ENDED              YEAR ENDED
                                                DECEMBER 31                 DECEMBER 31
                                            1996          1995          1996         1995
                                         -----------   -----------   -----------   -----------
Gross Income:
     Interest on loans receivable        $ 9,970,475   $ 7,857,916   $36,734,438   $30,836,649
     Prepayment fees                         673,998     1,365,000     3,058,556     4,081,923
     Direct financing leases:
         Lease income                        365,503       382,163     1,464,091     1,528,655
         Gain on exercise of options                                     421,167
     Operating leases:
         Rents                             3,134,335     1,646,198     9,847,853     6,351,822
         Gain on exercise of options                                     155,270
     Loan and commitment fees                660,862       643,962     2,607,292     1,666,286
     Interest and other income                12,375        82,654       113,148       130,592
                                         -----------   -----------   -----------   -----------
                                          14,817,548    11,977,893    54,401,815    44,595,927
Expenses:
     Interest:
         Line of credit arrangements       1,536,659     1,833,683     8,243,975     7,472,418
         Senior notes and other long-
              term obligations             1,834,708     1,255,797     6,390,810     5,279,232
     Loan expense                            214,669       192,324       808,182       752,115
     Management fees                                       577,279                   2,385,535
     Provision for depreciation              771,179       404,361     2,427,252     1,579,544
     Provision for losses                    150,000       800,000       600,000     4,800,000
     Disposition of investment                                           807,791
     Settlement of management contract                   5,030,034                   5,793,534
     Other operating expenses              1,264,029     1,098,432     4,448,243     2,898,576
                                         -----------   -----------   -----------   -----------
                                           5,771,244    11,191,910    23,726,253    30,960,954
                                         -----------   -----------   -----------   -----------
Net income                               $ 9,046,304   $   785,983   $30,675,562   $13,634,973
                                         ===========   ===========   ===========   ===========
Net income per share                     $      0.55   $      0.06   $      2.18   $      1.16

Average number of shares outstanding      16,410,182    11,834,658    14,093,028    11,709,642